Key Contributors, and companies they control, may result in conflicts of interest, which may reduce the level of business we conduct or the level of expansion we pursue.

Failure to protect or enforce our intellectual property in the United States and abroad could materially adversely impact our business.

Our business depends on proprietary technology and content, including confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, domain name, trade secret, and copyright law and contractual restrictions to protect our proprietary technology and content. We may also seek patent protection for certain of our technologies, but there can be no assurance a patent would be issued. Although we have already filed a trademark application in the United States for the trade mark, Graphic Armor, and own the domain name, www.graphicarmor.com, we could also pursue the registration of other domain names, trademarks and service marks in the United States and in certain locations outside the United States.

Effective trademark, trade secret, patent, copyright and domain name protection is expensive to develop and maintain, and the costs of defending our rights may be significant. The intellectual property rights that we may obtain might not be sufficient to provide the Company with a competitive advantage, and could be successfully challenged, invalidated, circumvented, infringed or misappropriated. Some aspects of our business and services also relies on technologies, software and content developed by or licensed from third parties, and Graphic Armor might not be able to maintain its relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.

As the Company expands its business, it could also be required to protect its proprietary technology and content in an increasing number of jurisdictions, a process that is potentially expensive and might not be successful, or which we may not pursue in every location. In addition, effective intellectual property protection may not be available to us in every country, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States and elsewhere, and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage.

The Company could attempt to further protect its proprietary technology and content by requiring employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements, however, might not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features and functionality, or obtain and use information that we consider confidential or proprietary.

Litigation or proceedings in the United States and abroad might be necessary in the future to: enforce our intellectual property rights; to protect our trademarks, trade secrets, patentable technology, copyrights and domain names; and to determine the validity and scope of the proprietary rights of others. Graphic Armor might also be involved in disputes relating to the rights to, and ownership of, the intellectual property developed by our employees, consultants and others. Our efforts to enforce or protect our proprietary rights could be ineffective and could result in substantial costs and diversion of resources, as well as the invalidation or narrowing of the scope of our intellectual property, any of which could harm our business and operating results. Attempting to enforce our intellectual property rights against third parties could also expose us to counterclaims from such third parties.

Graphic Armor could inadvertently infringe on the intellectual property of others, which could adversely affect Graphic Armor's business and profitability.

Our commercial success will depend, at least in part, on not infringing on the intellectual property or proprietary rights of others. Although we believe that the products currently offered by us are either fully licensed, constitute fair use, or do not otherwise infringe the intellectual property rights of any third party, there can be no assurance that the technologies, products or services used or developed by, marketed and/or sold by Graphic Armor do not or will not infringe on intellectual property or other proprietary rights of others. If such infringement occurs (or is alleged to have occurred) and Graphic Armor is not able to obtain a license from the relevant party on terms acceptable to Graphic Armor, Graphic Armor may not be able to continue the development, use or sale of any such infringing technology or product. There can be no assurances that necessary licenses to third-party technology or products will be available at all, or on commercially reasonable terms.

In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement or to determine the scope and validity of the proprietary rights of third parties. Any potential litigation could result in substantial costs to, and diversion of, Graphic Armor's resources and could have a material and adverse impact on Graphic Armor. An adverse outcome in any such litigation or proceeding could subject Graphic Armor to significant liabilities, require Graphic Armor to cease using the subject technology or require Graphic Armor to license the subject technology from a third-party, all of which could have a material adverse effect on Graphic Armor's business.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We will rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, product design and sales, billing and operating data. Management expects to purchase some of the Company's information technology from vendors, on whom our systems will depend. We anticipate relying on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential customer information, such as individually identifiable information, including information relating to financial accounts. Although we plan to take steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not be able to prevent the systems' improper functioning or damage, or the improper access or disclosure of personally identifiable information such as in the event of cyber attacks. Since techniques used to obtain unauthorized access change frequently, Graphic Armor and/or our third-party software providers and hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could have a material adverse effect on our business, financial condition and results of operations.

If the Company's security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers' data, our relationships with our customers could be severely damaged, and we could incur significant liability. In addition, many jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, and our agreements with certain vendors may require us to notify them in the event of a security incident. These mandatory disclosures regarding a security breach often lead to widespread negative publicity and may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers or fail to acquire new customers. If we experience compromises to our information technology as a result of security lapses, technical difficulties or otherwise that result in performance or availability problems of our online solutions, the complete shutdown of our online solutions, or the loss or unauthorized disclosure of confidential information, our vendors or customers may be harmed or lose trust and confidence in us, and decrease the use of, or stop using entirely, our services and products, and we would suffer reputational harm. Graphic Armor would also likely suffer direct financial harm as any such breach could cause us to issue refunds, credits, or indemnify our customers and vendors for their losses.

Compliance with payment card network rules.

The payment card networks, such as Visa, MasterCard and American Express, have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services. The Company is obligated to comply with these rules and regulations as part of the contracts we enter into with payment processors and merchant banks. The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards, or the PCI DSS. Under the PCI DSS, Graphic Armor is required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If the Company fails to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject Graphic Armor to fines, penalties, damages and civil liability, and could eventually prevent the Company from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. Further, there is no guarantee that even if we comply with the rules and regulations adopted by the payment card networks, we will be afforded access to such payment card networks.

Graphic Armor's reliance on a single manufacturer could materially and adversely affect its operations and financial results.

Although the Company is contemplating manufacturing its condoms, it currently relies on a single third party manufacturer to honor its exclusive manufacturing agreement for the production of its condoms, packaging, finished products and other necessary supplies. If the manufacturer fails to honor its agreement, we may face increased competition or be unable to fulfill orders. In the event we require additional or different manufacturers and supplies, such new manufacturers and suppliers may have to be qualified under governmental, industry and Company standards, which can require additional investment and time. Graphic Armor may be unable to qualify any needed new manufacturers and suppliers or maintain our manufacturer and supplier arrangements and relationships; we may be unable to contract with manufacturers and suppliers at the quantity, quality and price levels needed for our business; or certain of the Company's key manufacturers and suppliers may become insolvent or experience other financial distress. If any of these events occurs and the Company has failed to identify and qualify alternative manufacturer(s) and supplier(s), then Graphic Armor may be unable to meet its contractual obligations and customer expectations, which could damage its reputation and result in lost customers and sales, or the Company may incur higher than expected expenses, either of which could materially and adversely affect its business, operations and results of operations.

We may experience difficulties in effectively managing Graphic Armor's growth/expansion.

We may seek to expand our services and products on an opportunistic basis and as resources allow. Future acquisitions of services or businesses may entail numerous operational and financial risks including:

- exposure to unknown or unanticipated liabilities (including tax liabilities);
- disruption of our business and diversion of our management's time and attention;
- the availability of financing to pay for these transactions;
- incurrence of substantial debt or dilutive issuances of securities to pay for these transactions;
- higher than expected acquisition, in-licensing and integration costs;
- increased amortization expenses;
- difficulties in and costs of combining the operations and personnel of any acquired services or businesses with our operations and personnel;
- delays or errors in integrating back-end systems and departments, including but not limited to accounting and CRM systems;
- increased regulatory, compliance and litigation risk;
- impairment of relationships with customers and vendors (whether existing or acquired);
- inability to retain key employees of any acquired services or businesses; and
- inability to obtain appropriate coverage and reimbursement for these new products and services.

Finally, we may devote resources to potential acquisitions, expansion efforts, or collaboration opportunities that are never completed, acquired by others, or fail to realize the anticipated benefits of such efforts. We may not be able to successfully expand our services to our clients. Any of these matters could disrupt our business and adversely affect our growth prospects, results of operations and financial condition, and reputation with our clients.

Manufacturing and provision of products and services internationally.

The Company offers its products and services to international customers and intends to establish manufacturing facilities overseas. Conducting and expanding our international operations subjects us to new risks that we are not likely to face (or have faced) in the United States. These risks include:

- increased costs and unexpected errors in the localization of our services and products, including translation into foreign languages and adaptation for local practices and regulatory requirements;
- challenges posed by different pricing environments and different forms of competition;
- lack of familiarity and burdens of complying with foreign laws, legal standards, regulatory requirements (including privacy and data security requirements) and tariffs; the costs of compliance with anti-corruption and anti-bribery laws; and the risks and costs of noncompliance with such laws;
- changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;
- possibility of expropriation, confiscatory taxation or price controls;
- difficulties in managing technology partners and differing technology standards;
- difficulties in collecting accounts receivable;
- difficulties in managing and staffing international operations;
- varying expectations as to employee standards;
- disruptions in the global transportation network, such as work stoppages, strikes or shutdowns of ports of entry or such other transportation sources, or other labor unrest;
- fluctuations in exchange rates that may increase the volatility of our foreign-based revenue and costs;
- potentially adverse tax consequences, including those arising from the complexities of foreign value added tax (or other tax, including transfer pricing) systems, and restrictions on the repatriation of earnings;
- uncertain political and economic climates; and
- reduced or varied protection for intellectual property rights in some countries.

These factors and other related issues may cause our costs of doing business in new geographies to exceed the existing costs of our current comparable operations. Operating in new international markets also requires significant management attention and financial resources. Any negative impact from our international business efforts could negatively impact our business, results of operations and financial condition.

The Company's business is exposed to domestic and foreign currency fluctuations that could have a material adverse effect on the Company's business, financial condition and results of operations.

Over 50% of the Company's revenue to date has been to customers outside the United States. Graphic Armor is exposed to foreign currency exchange rate risk (both transaction and translation) with respect to its manufacturing, foreign labor, raw material and other operational costs, sales and profits denominated in currencies other than the U.S. dollar. Outside of the U.S., sales and costs are denominated in a variety of currencies, including the Yuan, the Euro and the Pound. A weakening of the currencies in which sales are generated relative to the currencies in which costs are denominated would decrease operating profits and cash flow. Changes in currency exchange rates may also affect the relative prices at which the Company purchases materials and services in foreign markets. Such foreign currency fluctuations could have a material adverse effect on its business, financial condition and results of operations.

Future Capital Needs and Debt Financing.

We might need to raise additional capital in the future to fund the continued operation and/or expansion of our business in addition to the proceeds of the offering of the Shares pursuant to this Statement. To date, our sources of cash have been limited to current shareholder resources. We expect to spend substantial amounts of capital to grow our business. To fund such growth, we may raise additional funds through private or public equity offerings or debt financings. We do not know if we will be able to continue to generate cash flow from operations or if we will be able to obtain additional financing on favorable terms, if at all (particularly in light of the difficult current financing environment and weak economic conditions). If we cannot raise funds on acceptable terms, if and when needed, we may not be able to maintain or grow our business at the rate that we currently anticipate and respond to competitive pressures or unanticipated capital requirements, or we may be required to reduce operating expenses, which could significantly harm our business, financial condition and results of operations. In addition, to the extent that we raise additional capital by issuing equity securities your investment in the Shares may be further diluted. Unless Graphic Armor can generate profitability and cash flows from operations or obtain additional financing, we may not be able to continue as a going concern. There can be no assurance that we will be able to generate profitability and cash flows from operations with our existing working capital.

In the event that Graphic Armor uses debt to finance ongoing operations, repairs, maintenance or growth, the debt could contain financial or other covenants which could reduce our future operating flexibility. These covenants might also require Graphic Armor to maintain certain levels of financial performance that it might not be able to achieve; any such failure could result in the acceleration of such debt and the foreclosure by those creditors on any collateral Graphic Armor used to secure the debt. In the event of a bankruptcy or liquidation of Graphic Armor, any outstanding debt would rank senior to Graphic Armor's outstanding interests, including those Shares offered in this Offering. In addition, an acquisition could impair our operating results if Graphic Armor is required to recognize acquisition expenses or amortize, depreciate or impair acquired assets.

We may decide to repurchase securities, sell some or all of the assets of Graphic Armor, or Graphic Armor's existing shareholders may decide to sell their securities.

Although we do not have any current plans, we may repurchase securities, or sell the assets of Graphic Armor. These repurchases or sales may occur at prices lower than the valuation of the company in this Offering, and may cause the Investor to lose some or all of their investment. In addition, the current shareholders of Graphic Armor may decide to sell their securities, which may change the value of an Investor's shares.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or detect fraud.

We must maintain effective internal controls to provide reliable financial reports and detect fraud. We will be assessing our internal controls to identify areas that need improvement. Failure to implement any required changes to our internal controls or any others that we identify as necessary to maintain an effective system of internal controls could harm our operating results and cause Investors to lose confidence in our reported financial information. Any such loss of confidence could have a negative effect on the value of your investment.

Litigation may adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of litigation by customers, suppliers, employees, shareholders, government agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. These actions and proceedings may involve allegations of discrimination; illegal, unfair or inconsistent employment practices, including wage and hour violations and employment discrimination; personal injury; intellectual property infringement; violation of the federal securities laws; product liability claims and recalls (discussed below); or other concerns. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our brands, regardless of whether the allegations are valid or we ultimately are found liable. Litigation could impact our operations in other ways as well. Allegations of illegal, unfair or inconsistent employment practices, for example, could adversely affect employee hiring and retention. As a result, litigation may adversely affect our business, financial condition and results of operations.

Product liability claims and withdrawals or recalls could adversely affect Graphic Armor's sales and operating results and our reputation.

From time to time, the Company may be subject to product liability claims. We may be required to pay for losses or injuries actually or purportedly caused by its products, including losses or injuries caused by raw materials or other components provided by third party suppliers that are included in the Company's products. Claims could be based on allegations that, among other things, the Company's products contain contaminants, are improperly labeled or designed, or provide inadequate instructions regarding their use or inadequate warnings concerning interactions with other substances. Whether or not successful, product liability claims could result in negative publicity that could harm the Company's sales and operating results and its reputation. In addition, if any of our products are found to be defective or non-compliant with applicable rules or regulations, we could be required to withdraw or recall them, which could result in adverse publicity and significant expenses. Although Graphic Armor does not currently maintain product liability and product recall insurance coverage, should we obtain such coverage in the future, potential product liability claims and withdrawal and recall costs may exceed the amount of any such insurance coverage or may be excluded under the terms of such policy, which could have a material adverse effect on the Company's business, operating results and financial condition.

If the Company begins manufacturing our products, environmental matters will create potential liability risks.

In the event the Company begins to manufacture its own products, the Company will be required to comply with additional environmental laws and regulations in the jurisdictions in which it operates, including those relating to the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances. A release of such substances due to accident or an intentional act could result in substantial liability to governmental authorities or to third parties. As a result, the Company will incur capital and operating expenditures and other costs in complying with such environmental laws and regulations. Additionally, it is possible that the Company could become subject to other environmental remediation costs and liabilities in the future that could have a material adverse effect on its results of operations or financial condition.

<u>Risks Related To Our Industry</u>

Medical Device Regulation.

To be commercially distributed in the United States, a medical device must, unless exempt, receive clearance or approval from the U.S. Food and Drug Administration ("FDA") pursuant to the Federal Food, Drug, and Cosmetic Act ("FDCA"). Lower risk devices are categorized as either class I or II devices. For class II devices, the manufacturer must generally submit a premarket notification requesting clearance for commercial distribution known as a "510(k)" clearance. The Company's condoms are regulated as class II devices. To obtain 510(k) clearance, a device must be determined to be substantially equivalent in intended use and in safety and effectiveness to a benchmark device, or "predicate" that is already legally in commercial distribution. Any modification to a 510(k) cleared device that could significantly affect its safety or effectiveness, or that would constitute a change in its intended use, generally requires a new 510(k) clearance. A manufacturer may determine that a new 510(k) clearance is not required, but if the FDA disagrees, it may retroactively require a 510(k) clearance and may require the manufacturer to cease marketing or recall the modified device until 510(k) clearance is obtained. Should we require a new 510(k) clearance for our condoms, our business could be adversely affected.

The manufacturing, processing, formulation (including stability), packaging, labeling, marketing, distribution and sale of the Company's products are subject to regulation by federal agencies, including the FDA, the U.S. Federal Trade Commission (the "FTC"), and the U.S. Consumer Product Safety Commission (the "CPSC"). In addition, the Company's and its suppliers' operations are subject to the oversight of the Occupational Safety and Health Administration and the National Labor Relations Board. The Company's activities are also regulated by various agencies of the states, localities and foreign countries in which its products are sold.

In particular, the FDA regulates the formulation, safety, manufacturing, packaging, labeling and distribution of condoms. In addition, under a memorandum of understanding between the FDA and the FTC, the FTC has jurisdiction with regard to the promotion and advertising of condoms. As part of its regulatory authority, the FDA may periodically conduct inspections of the physical facilities, machinery, processes and procedures that the Company and its suppliers use to manufacture regulated products and may identify compliance issues that would require the Company and its suppliers to make certain changes in its manufacturing facilities and processes. The failure of a facility to be in compliance may lead to regulatory action against the products made in that facility, including seizure, injunction or recall, as well as to possible action against the owner of the facility/manufacturer. Graphic Armor may be required to make additional expenditures to address these issues or possibly stop selling certain products until the compliance issue has been remediated. As a result, our business could be adversely affected. Likewise, any future determination by the FDA or a similar foreign agency, or by the Company in reviewing its compliance with applicable rules and regulations, that the Company's products or quality systems do not comply with applicable regulations could result in future compliance activities, including product withdrawals or recalls, import detentions, injunctions preventing the shipment of products, or other enforcement actions. For example, the FDA may determine that a particular claim that the Company uses to support the marketing of a product is not substantiated, may not accept the evidence of safety for a new product that the Company may wish to market, may challenge the safety or effectiveness of existing products based on, among other things, changes in formulations, inadequate stability or "shelf-life," consumer complaints, or improper labeling, and may determine that the Company's manufacturing, packaging, labeling and holding operations do not comply with the FDA's Current Good Manufacturing Practice regulations (cGMPs). Similarly, the Company may identify these or other issues in internal compliance reviews of its operations and the operations and products of suppliers and acquired companies. These other issues may include the identification of contaminants or non-compliant levels of particular ingredients. Any of the foregoing could subject the Company to adverse publicity, force it to incur unanticipated costs and have a material adverse effect on its business, financial condition and results of operations.

Economic conditions could negatively impact our business.

The success of our business will depend to a significant extent upon discretionary consumer spending. Discretionary consumer spending is affected by general economic and political conditions affecting disposable consumer income, such as rates of employment, business conditions, consumer confidence, the stock market, interest rates and taxation. Any significant decline in these general economic conditions or uncertainties regarding future economic prospects could adversely affect discretionary consumer spending. Further, it is possible that the state of the global credit markets, the U.S. capital markets, the financial services industry and the U.S. economy may adversely affect our liquidity, the cost of capital and our ability to raise capital.

Unfavorable publicity, or a failure to respond effectively to adverse publicity, could harm our reputation and adversely impact our business.

We believe that the development of a good reputation and respected brand, based in large part on the quality of our products and services, will be a key factor in the success of our business. Actual or alleged incidents, whether or not accurate, could result in negative publicity that could harm our reputation and brand. Even incidents associated with our competitors or in the supply chain generally could result in negative publicity that could harm our industry, and, indirectly, our business as well. Negative publicity may result from allegations of discrimination, data privacy breaches (discussed in detail above), product failures, injuries, illegal, unfair or inconsistent employment practices, or any of the other matters discussed above that could give rise to litigation. Regardless of whether the allegations or complaints are valid, unfavorable publicity could adversely affect public perception of our business. If customers perceive or experience a reduction in the quality of our products and services, our business could suffer.

We are subject to various operating risks common to the personal health products industry, which may adversely affect our operations.

Our business is subject to various operating risks common to the personal health products industry, many of which are beyond our control, including the following:

- competition from existing condom manufactures and distributors, new entrants, or cross over competition from companies in complementary or related markets;
- emergence and widespread adoption of more-effective prophylactic products or customization technologies;
- increases in operating costs due to inflation and other factors that may not be offset by increased fees to customers;
- requirements for periodic capital reinvestment to repair and/or upgrade our technologies and other assets;
- changes in governmental laws, regulations, and fiscal policies, and the related costs of compliance with laws, regulations, and fiscal policies, including without limitation, the imposition of new or increased taxes or surcharges;
- changes in interest rates;
- changes in the availability, cost and terms of financing;
- adverse effects of international, national, regional and local economic and market conditions;
- unforeseen events beyond our control, such as terrorist attacks, political instability, regional hostilities, travel related accidents and unusual weather patterns, including natural disasters such as hurricanes, tsunamis or earthquakes;
- adverse effects of consumer discretionary spending; and
- risks generally associated with the operations of a manufacturer and distributer of prophylactics and other personal health and medical devices.

These risks could reduce sales or any net operating profits of our business and adversely affect the value of your investment.

Changes in consumer preferences and discretionary spending patterns could adversely impact our business and results of operations.

We anticipate that the market for customized prophylactics and related products will be characterized by subject to rapidly changing consumer preferences, trends, tastes and purchasing habits. Graphic Armor's success depends in part on our ability to anticipate and respond quickly to changing consumer preferences, as well as other factors affecting our industry, including new market entrants and demographic changes. Shifts in consumer preferences away from our product offerings, whether as a result of economic, competitive or other factors, could adversely affect our business and results of operations.

We are subject to a number of risks relating to public policy changes and federal, state and local regulation of our business, including in the areas of minimum wage, unionization, data privacy, immigration requirements and taxes, and an insufficient or ineffective response to government regulation may impact our cost structure, operational efficiencies and talent availability.

We are subject to federal and state laws governing minimum wages, unionization and other labor issues. These include requirements concerning overtime, paid or family leave, working conditions and safety standards. They also include the Immigration Reform and Control Act of 1986, which requires among other things the preparation of Form I-9 to verify that employees are authorized to accept employment in the United States. We also are subject to federal and state laws which prohibit discrimination. We are or may be subject to various licensing and regulation by state and local authorities relating to our products and services provided. The failure of the Company to timely obtain and maintain necessary governmental approvals, licenses, permits or approvals could delay or prevent day-to-day operations, which could directly or indirectly adversely affect our business and results of operations.

We are also subject to laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers, financial information (including credit card numbers), and health information. Compliance with these laws and regulations can be costly, and any failure or perceived failure to comply with those laws could harm our reputation or lead to litigation, which could adversely affect, directly or indirectly, our financial condition.

For example, a 2015 decision in the European Union Court of Justice determined that a safe harbor framework employed by and relied upon U.S. companies to comply with E.U. privacy laws is no longer a sufficient method to comply with such laws. As a result, until a new agreement safe harbor framework is established, there can be no assurance that U.S. companies will be in compliance with E.U. privacy laws pertaining to the transfer of personally identifiable information of E.U. individuals.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or an insufficient or ineffective response to significant regulatory or public policy issues, could increase our cost structure, operational efficiencies and talent availability, and therefore have an adverse effect on our results of operations. Failure to comply (whether actual or perceived) with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, negative publicity, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Compliance with these laws and regulations and any changes thereto can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

E-commerce Regulation.

Companies engaging in e-commerce and related businesses face uncertainty related to future government regulation of the Internet through the enactment of new and/or reinterpretation of existing laws at the international, federal, state, local or foreign level. Due to the rapid growth and widespread use of the Internet, legislatures at the international, federal, state, local and foreign levels have enacted and are considering various laws and regulations relating to the Internet. Individual states could also enact stricter legislation that could affect the conduct of our business, particularly as such legislation pertains to consumer protection and taxation of internet commerce. State legislation can be particularly burdensome as differences and inconsistencies from state to state could lead to difficult compliance challenges.

Existing federal and international laws that might impact any anticipated online business and pose compliance challenges include, among others:

- The CAN-SPAM Act of 2003 and certain state and foreign laws, which impose limitations and penalties on the transmission of unsolicited commercial electronic mail via the Internet;
- The Children's Online Privacy Protection Act, which imposes restrictions on the ability of online services to collect user information from minors;
- Directive 95/46/EC of the European Parliament and of the Council of October 24, 1995 On the Protection of Individuals with Regard to the Processing of Personal Data and on the Free Movement of Such Data; and
- The Personal Information Protection and Electronic Documents Act (Canada).

With respect to the CAN-SPAM Act and similar state and foreign laws and regulations, the ability of recipients of emails from our customers purchasing our products and services to opt out of receiving commercial emails may minimize the effectiveness of marketing our products and services. Also, the ability of customers to opt out of receiving future emails from us may minimize our ability to expand our networks. In addition, noncompliance with the CAN-SPAM Act or similar state and international laws and regulations carries significant litigation, regulatory investigation and related risks. If the Company were found to be in violation of the CAN-SPAM Act or similar state, foreign or international laws regulating the distribution of commercial email, we could incur penalties, and significant litigation and investigation-related expenses, and any inquiries might impact the deliverability of our commercial email regardless of outcome. This would adversely affect our operating results and financial condition and significantly harm our business, and our reputation would suffer. Graphic Armor also may be required to change one or more aspects of the way it operates the business, which could impair our ability to attract and retain customers, or could increase our operating costs.

These laws are relatively new and have not been subject to a significant amount of interpretation by the courts. Courts might apply each of these laws in unintended and unexpected ways. We could be subject to an action brought under any of these laws, other laws not mentioned, or future laws governing various aspects of e-commerce and online services.

Legislation has been repeatedly introduced in Congress, including most recently with respect to sales and use taxes, the Marketplace Fairness Act (MFS) (S. 698 – 114th Congress 2015-16) and the Remote Transactions Parity Act (RTPA) (H.R.2775 – 114th Congress 2015-16), and with respect to income taxes, the Business Activity Tax Nexus (BATSA) (H.R. 2584 – 114th Congress 2015-16) and the Mobile Workforce State Income Tax Simplification Act (H.R.2315 – 114th Congress 2015-16), and additional legislation may be reintroduced in the future that, if enacted into law, would authorize states to require out-of-state retailers to collect and remit sales taxes on goods sold online and/or subject such retailers to income taxation in states and other jurisdictions in which it does sells goods. Additionally, many states have enacted legislation imposing transactional-based notice requirements on out-of-state retailers as a means to collect use taxes from the in-state purchasers of such out-of-state retailers' goods. Compliance with federal legislation, state legislation, and/or federal and state court decisions regarding taxation of e-commerce, whether via sales and use or income or otherwise, could result in significant costs, not only due to initial implementation measures, but ongoing maintenance, and may prove entirely cost prohibitive to small businesses.

Competition.

Graphic Armor faces intense competition from consumer products companies, both in the U.S. and in international markets. Our condoms compete with other widely-advertised brands, with private label brands and generic non-branded products, which typically are sold at lower prices.

Although we believe our customization process distinguishes our products from the competition, consumer products such as condoms generally are subject to significant price competition. As a result, Graphic Armor may need to reduce its prices, or increase prices by an amount that does not cover manufacturing cost increases, to respond to competitive and customer pressures and to maintain market share. Any reduction in prices, or inability to raise prices sufficiently to cover manufacturing cost increases, would harm profit margins. In addition, if the Company's sales volumes fail to grow sufficiently to offset any reduction in margins, its sales growth and other results of operations would suffer.

Advertising, promotion, merchandising and packaging also have a significant impact on retail customer decisions regarding the brands and product lines they sell and on consumer purchasing decisions. A newly introduced consumer product (whether improved or newly developed) usually encounters intense competition requiring substantial expenditures for advertising, sales promotion and trade merchandising. If a product gains consumer acceptance, it normally requires continued advertising, promotional support and product improvements to maintain its relative market position. If the Company's advertising, marketing and promotional programs are not effective, its sales growth may decline.

There can be no assurance that the Company's products or services, existing or to be developed, will be more effective, innovative, or achieve greater market acceptance than competitive products or services, or that our competitors will not succeed in developing products, services and technologies that are more effective than those owned by or being used by Graphic Armor or that would render our products, services and technologies less competitive or obsolete.

Our current and potential competitors and competitors' products, including without limitation, Church & Dwight Co., Inc. (Trojan™), Reckitt Benckiser LLC (Durex®), Ansell Limited (Lifestyles®), and Okamoto Industries, Inc. (Beyond Seven, Crown®) have or could have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and a substantial customer base, and, therefore, do or could have a significantly greater ability to attract customers. Our competitors could respond more quickly than Graphic Armor to new or emerging techniques, technologies and changes, as well as devote greater resources than we could to the development, promotion and sale of products and services. If we fail to be competitive, to positively distinguish our services and products from our competitors, our business could be adversely affected.

We are subject to the risk of increased operating expenses.

We are subject to the risk of increased operating expenses, including, but not limited to, the following cost elements:
- wage and benefit costs;
- material and supply costs;
- repair and maintenance expenses;
- employee liabilities;
- energy costs;
- insurance costs; and
- other operating expenses.

Any increases in one or more of these operating expenses could have a significant adverse impact on our results of operations, cash flows and financial position.

A failure to address cost pressures, including rising costs for commodities and utilities, and a failure to effectively deliver cost management activities, could reduce or eliminate our projected margins and adversely affect our sales and results of operations.

We believe that our ability to anticipate and react to changes in the price and availability of technologies, services, utilities, unemployment and other related costs over which we may have little control will be important factors, directly or indirectly, for our business. Graphic Armor will also be subject to the general risks of inflation. Our anticipated operating margins are also affected by fluctuations in the price of utilities such as electricity, whether as a result of inflation or otherwise, on which we will rely for our energy supply. In addition, interruptions to the availability of gas, electric, water or other utilities, whether due to aging infrastructure, weather conditions, fire, animal damage, trees, digging accidents or other reasons largely out of our control, may adversely affect our operations. We may not be able to pass increased commodity, utility and other costs on to our customers as there can be no assurance such price increases would not adversely affect future customer traffic. Graphic Armor's inability to anticipate and respond effectively to an adverse change in any of these factors could have a significant adverse effect on our sales and results of operations.

Reduced availability of transportation or disruptions in our transportation network could adversely affect us.

Graphic Armor distributes our products, and to the extent we begin our own manufacturing by ourselves or with a joint venture partner, receive raw materials and packaging components, primarily by truck, rail and ship and through various ports of entry. Reduced availability of trucking, rail or shipping capacity due to adverse weather conditions, allocation of assets to other industries or geographies or otherwise, work stoppages, strikes or shutdowns of ports of entry or such transportation sources, could cause us to incur unanticipated expenses and impair our ability to distribute our products or receive our raw materials or packaging components in a timely manner, which could disrupt our operations, strain our customer relationships and competitive position, and adversely affect our operating profits.

Internet Search Engine Risks.

The Company depends in part on various Internet search engines to direct a significant amount of traffic to our websites. Our ability to maintain the number of potential customers directed to our websites is not entirely within our control. Our competitors' search engine optimization, or SEO, efforts could result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in an attempt to improve search results, which could adversely affect placement of our search result page rankings. If search engine companies revise their search algorithms in ways that are detrimental to new participant growth on our websites or in ways that make it more difficult to direct customers to our websites, or if competitors' SEO efforts are more successful than ours, the overall growth in the numbers of customers directed to our websites could slow, and we